

Do your body good

Our Goal

"Our goal is to become a major tea brand, developing and distributing both **iced** and **loose leaf** tea that are environmentally sustainably sourced, delicious, and healthy."

Problem

- Most beverages are unhealthy and filled with sugars and other additives.
- Beverages that are healthy tend to be too expensive for most customers to afford.
- Healthy drinks usually don't taste nearly as delicious as their sweetened counterparts with ingredients consumers don't recognize.


Calories 180
% Daily Value*
Total Fat 0g 0%
Saturated Fat 0g 0%
Trans Fat 0g
Cholesterol 0mg 0%
Sodium 30mg 1%
Dietary Fiber 0g 0%
Total Sugars 44g
Includes 44g Added Sugars 88%
Vitamin D 0mcg 0% · Calcium 0mg 0%
Iron 0mg 0% · Potassium 10mg 0%
Vitamin C 43mg 50%
NO PRESERVATIVES
ARTIFICIAL COLOR
ARTIFICIAL FLAVOR
SHAKE WELL
For more info about AriZona call 1 800 832 3775
Visit us at
ANTIOX
Arizona Iced Tea, 44 grams of sugar!

Solution

Teak Tea! Affordable, healthy, and delicious tea that refreshes the body and soul.





ALL NATURAL
Drink Natural - Live Natural
TEAK
Teak Leaf Iced Tea
GREEN TEA CITRUS
Energizing & Refreshing
0
16 FL OZ (473 ml)
ALL NATURAL
Drink Natural - Live Natural
TEAK
Teak Leaf Iced Tea
LEMONGRASS THAI
Energizing & Refreshing
0
16 FL OZ (473 ml)

Why now?

- The non-alcoholic beverage market keeps growing, with a U.S. market size of now nearly a $300 billion.
- Non-alcoholic beverage companies are often acquired by larger companies for large payouts.



Teak

- Teak is a tropical hardwood that is extensively grown in Costa Rica.

- Consuming one cup of Teak Tea can neutralize toxins in your body and contains active compounds like tannins that help reduce fat.

- We believe that prices for teak wood will continue to increase as a world wide growing middle class will fuel demand for teak.



Our Plantation

- We planted our Teak Plantation 22 years ago in Santa Rosa in beautiful Costa Rica.

- Our plantation consist of over 3,000 mature trees that will be harvested in 8 years, as well as over 1,000 younger trees that will supply most of the leaves for our tea.

- We have a nursery that can grow thousands of additional teak saplings.

- Teak is one of the best trees for absorbing carbon from the atmosphere, helping to reduce your carbon footprint.



Business Model

Distribution

- Experienced team that has sold products to both specialty and mass retail for over 20 years.

- Direct vendor relationships at many large accounts including Walmart and CostCo.

Direct to Consumer

- E-Commerce platform.

- Tea Club where consumers are sent tea directly to their door, every month.

- MixIt Web Series, mixing interesting and unique teas.

Teak Blends and Ideas

- Lemongrass Thai
- Green Tea Citrus
- English Breakfast
- Chamomile Mint
- Smokey Black Caramel
- Sleepy Time
- Energy Ginseng
- CBD
- Calming Lavender
- Mint











Drink Natural · Live Natural
TEAK
100% All Natural Teak Leaf Tea
ENGLISH BREAKFAST
CHAMOMILE MINT
LEMONGRASS THAI
GREEN TEA CITRUS
SMOKEY BLACK CARAMEL

The Investment

- Minimum investment of $1,000 for 1,000 shares in Teak Tea, Inc.

- We believe the investment will have an additional layer of security, when we harvest our Teak trees in 8 years.

- For every $1,000 invested in our company, we will assign the income rights of one of our teak trees to our investors.

- Each investor will own shares in Teak Tea, Inc. and will thus receive a pro-rated share of the annual dividends declared and paid out by the company.

- Investors will also receive big discounts on the purchase of Teak Tea and any teak products that we may produce in the future.

- Exit strategy is to be acquired by a larger competitor or to take the company public.

Success Stories

- Coca-Cola bought approximately 16.7% of Monster Beverage Corporation for an estimated $2.15 billion dollars.
- Coca-Cola also purchased Vitamin Water for $4.2 billion dollars.
- FUZE Beverages, founded by Lance Collins in his basement, sold for $250 million dollars.
- PepsiCo purchased the SoBe brand of fruit drinks and iced teas for $370 million dollars.

MONSTER
ENERGY
SoBe
ALL NATURAL
Drink Natural · Live Natural
TEAK
Teak Leaf Iced Tea
LEMONGRASS THAI
ALL NATURAL
Drink Natural · Live Natural
TEAK
Teak Leaf Iced Tea
GREEN TEA CITRUS
FUZE
sweet tea
NATURAL
Hansen's
CANE SODA
WITH REAL CANE SUGAR

Contact

Hayden Moeller

hayden@hiero2.com

310-666-1075